Exhibit 99.1

safe-t group Ltd.

Notice of Extraordinary General Meeting of shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Safe-T Group Ltd. (“Safe-T” or the “Company”) will be held at the Company’s offices, at 8 Aba Eban Blvd., Herzliya, Israel, on January 28, 2020 at 3:30 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The agenda of the Meeting:

1.	To increase the Company’s authorized share capital, and to amend and restate the Company’s articles of association to reflect the same.

The Board of Directors unanimously recommends that you vote in favor of the proposed resolution, which is described in the attached proxy statement.

Shareholders of record at the close of business on January 6, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the ordinary shares, no par value, of the Company (the “Ordinary Shares”) represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than January 28, 2020 at 11:30 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than January 28, 2020 at 11:30 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction form.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Sincerely,

Chen Katz
Chairman of the Board of Directors

January 2, 2020

SAFE-T GROUP LTD.

HERZLIYA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 28, 2020

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Safe-T Group Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on January 28, 2020, at 3:30 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 30, 2020, at 3:30 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposal No. 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Shai Avnit, at 8 Aba Eban Blvd., Herzliya, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than January 17, 2020. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

APPROVAL OF AN INCREASE OF THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

The current authorized share capital of the Company is comprised of 250,000,000 Ordinary Shares.

Under the Companies Law, a company may not issue shares in excess of its authorized share capital.

The Company has issued certain securities, convertible into Ordinary Shares at variable conversion prices, which may be reset at some future date upon occurrence of certain contingent events.

In order to ensure the Company’s authorized share capital is sufficient for such conversions, and in order to provide the Company with flexibility for future investment opportunities (subject to obtaining all the consents and approvals required by law), the shareholders of the Company are requested to approve an increase of the authorized share capital of the Company by an additional 1,250,000,000 Ordinary Shares, and to amend and restate the articles of association of the Company to reflect the same. Subject to the approval of the Company’s shareholders, following the proposed increase, the authorized share capital of the Company will be comprised of 1,500,000,000 Ordinary Shares.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to increase the Company’s authorized capital to 1,500,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s articles of association to reflect the same.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 8 Aba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 2, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 2, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Safe-T Group Ltd.
Chen Katz, Chairman of the Board of Directors

SAFE-T GROUP LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Safe-T Group Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the Company’s offices at 8 Aba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel, on January 28, 2020, at 3:30 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice Extraordinary General Meeting of Shareholders and proxy statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SAFE-T GROUP LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: January 28, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To increase the Company’s authorized capital to 1,500,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s articles of association to reflect the same.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.